Montreal, May 30, 2013

Daniel L. Gordon
Securities and Exchange Commission
Division of Corporation finance

Dear Mr. Gordon,

This letter is in response to your letter dated March 4, 2013 in regard to our form 10-K for the fiscal year ended May 31, 2012.

Form 10 K for the fiscal year ended May 31, 2012 filed August 29, 2012

1.	Management Discussion and Analysis of Financial Condition and Results of Operations, page 8

A description that includes the rate of negative cash flow and the period of time that available cash can sustain current operations will be incorporated in future periodic reports.

2.	Report of Independent Registered Public Accounting Firm, page 13

An amended Form 10 K will be filed on the week of May 13, 2013, including a revised auditors’ report covering all relevant periods.

3.	Statements of Cash Flows, page 17

We have corrected the presentation of the conversion of debt to equity. The conversion of debt to equity is no longer presented in financing activities as it is a non cash item. Please see the attached schedule detailing page where you may see how the conversion of debt to equity is now presented in the revised Statements of Cash Flows.

4.	We have provided a reconciliation of the proceeds of loans payable as now shown in the revised Statements of Cash Flows.

Please see attached page where you may see reconciliation of Proceeds of loans payable in a revised Statements of Cash Flows.

Please see attached schedule detailing the conversion of the indebtedness owed to Mr. Langlais and how it is now considered in the revised Statements of Cash Flows.

Form 10-Q/A-2 for the period ended November 30, 2012

Statements of Cash Flows, page 6

The conversion of accounts payable into note payable is no longer presented in financing activities since it is a non cash item. Please see the attached schedule detailing the conversion of debt to equity and how it is now considered in the revised Statements of Cash Flows.

The company acknowledge that:

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staffs comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MICHEL ST-PIERRE
Michel St-Pierre
CFO
Wiless Controls Inc.

					Non cash	Cashflow
					item	variation
Accrued Liabilities

Balance May 31, 2011			85,544.00
Plus new

Accounts payable & accrued exp		202,936.00
			202,936.00

Less conversion into shares

Capex accr. Int.	(11,370.00)
JP Langlais	(119,444.00)
			(130,814.00)		130,814.00

Balance May 31, 2012			157,666.00	72,122.00	130,814.00	202,936.00

					Non cash	Cashflow
					item	variation
Proceeds (repayment) loans

Balance May 31, 2011			111,325.00
Plus new loans

Asher		32,500.00
Capex		287,774.00
Dt Crystal		45,000.00	365,274.00

Less conversion into shares

Capex	(280,934.00)
Dt Crystal	(45,000.00)		(325,934.00)		325,934.00

Balance May 31, 2012			150,665.00	39,340.00	325,934.00	365,274.00

				Non cash	Cashflow
				item	variation
Common stock + PAIC

Balance May 31, 2011		76,718.01

Plus
JP Langlais	12.00			12.00
	238,876.00			238,876.00
Capex accr. Int.	1.00			1.00
	22,739.00			22,739.00
Capex	28.00			28.00
	561,839.00			561,839.00
Dt Crystal	5.00			5.00
	89,995.00			89,995.00

		913,495.00

Balance May 31, 2012		990,213.01	913,495.00	913,495.00	0.00

					Non cash	Cashflow
					item	variation
Accrued Liabilities

Balance May 31, 2012			157,666.00
Plus new

Accounts payable & accrued exp		75,547.00
			75,547.00

Plus transfer to Note Payable

JP Langlais	(63,578.00)
			(63,578.00)		63,578.00

Plus conversion into shares

Viper Enterprises	(25,000.00)
Willow Cove	(25,000.00)
Emerging Growth LLC	(10,750.00)		(60,750.00)		60,750.00

Balance November 30, 2012			169,635.00	11,969.00	124,328.00	136,297.00

					Non cash	Cashflow
					item	variation
Proceeds (repayment) loans

Balance May 31, 2012			215,261.00
Plus new loans

M. St-Pierre		86,383.00

			86,383.00

Plus transfer from Accrued Liabilities

JP Langlais	63,578.00		63,578.00		(63,578.00)

Balance November 30, 2012			365,222.00	149,961.00	(63,578.00)	86,383.00

				Non cash	Cashflow
				item	variation
Common stock + PAIC

Balance May 31, 2012		963,058.00

Plus
Viper Enterprises	100.00			100.00
	20,900.00			20,900.00
Willow Cove	100.00			100.00
	20,900.00			20,900.00
Emerging Growth LLC	5.00			5.00
	10,745.00			10,745.00

		52,750.00

Balance November 30, 2012		1,015,808.00	52,750.00	52,750.00	0.00